November 10, 2005

VIA OVERNIGHT DELIVERY

Ms. Sara W. Dunton, Senior Attorney

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Jon D. Van Gorp Direct Tel (312) 701-7091 Direct Fax (312) 706-8362 jvangorp@mayerbrownrowe.com

Re: Capital One Auto Receivables, LLC Registration Statement on Form S-3 File No. 333-128722, filed on 9/30/2005

Dear Ms. Dunton:

On behalf of Capital One Auto Finance, Inc. (“Capital One”), as sponsor and sole equity owner of Capital One Auto Receivables, LLC, this letter responds to your letter dated October 28, 2005, providing comments on the Registration Statement on Form S-3 filed on September 30, 2005 (SEC File No. 333-128722) (the “Registration Statement”). For your convenience, each of your comments has been reproduced below, followed by Capital One’s response. Enclosed with this letter is Amendment No. 1 to the Registration Statement, dated November 10, 2005, marked to show all changes to the Registration Statement.

General

Comment #1:	Please provide the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving auto loans. In addition, please confirm, if true, that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.4 of Form S-3.

Response:	Attached as Exhibit A to this letter is a list of affiliates of the depositor that have offered a class of asset-backed securities involving auto loans during the last three years, together with their respective CIK codes. Please note that Onyx Acceptance Corporation and its affiliates, including Onyx Acceptance Financial Corporation, were acquired by Capital One Auto Finance, Inc. (the parent of the depositor) pursuant to a merger transaction that closed in January

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C. Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

2005.

Capital One confirms that the depositor and each issuing entity previously established, directly or indirectly, by the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, except with regard to the Form 8-K filing of the first two monthly servicer reports for the Onyx Acceptance Owner Trust 2005-A transaction. In response to Capital One’s letter to the SEC concerning that transaction (attached as Exhibit B to this letter), the SEC waived the late filing of those monthly servicer reports.

Comment #2:	Please note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable. Accordingly, please confirm that if our comments issued for one apply to the other, you will make the appropriate revisions.

Response:	Capital One confirms that it will make appropriate revisions to the base prospectus and/or the supplement(s) to the extent that any comment you make to either the base prospectus or the supplement(s) applies to the other.

Comment #3:	Please discuss in a separate section any affiliations among parties, which is required disclosure under Item 1119 of Regulation AB.

Response:	Capital One has confirmed that there are no affiliations among parties that are required to be disclosed under Item 1119 of Regulation AB.

Comment #4:	Please confirm that you will file finalized versions of your agreements at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

Response:	In accordance with Item 1100(f) of Regulation AB, Capital One confirms that it will file finalized versions of our agreements at the time of each takedown.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Comment #5:	Please provide a table of contents for the base prospectus.

Response:	In response to Comment 5, the prospectus has been revised to include a table of contents for the base prospectus.

Prospectus Supplement

Cover Page

Comment #6:	We note you refer to Capital One [Prime] Auto [Receivables] [Finance] Trust as the issuer. Please revise here and throughout the prospectus supplement to refer to this entity as the “issuing entity” instead. Refer to Items 1101(f) and 1102(a) of Regulation AB. Refer also to Securities Act Rule 191 for the definition of issuer as well as Section III.A.3.d. of the SEC Release No. 33-8518.

Response:	In response to Comment 6, we have revised the prospectus supplement to refer to Capital One [Prime] Auto [Receivables] [Finance] Trust as the “issuing entity” as opposed to the “issuer”.

Comment #7:	We note on your cover page that your credit enhancement may include a note guaranty insurance policy. However, there is no discussion or mention of the note guaranty insurance policy in the credit enhancement section of the prospectus supplement. Please include an appropriate designation in the credit enhancement section of the supplement. You may also wish to cross-reference to the placeholder on page S-44.

Response:	In response to Comment 7, the discussion under “Summary of Terms—Credit Enhancement” in the prospectus supplement has been revised to include a brief description of a note guaranty insurance policy and a cross-reference to the placeholder on page S-44.

Comment #8:	In addition, we note that the credit enhancement section in the summary includes overcollateralization, but that the credit enhancement list on the cover page does not. Please revise for consistency, or advise.

Response:	In response to Comment 8, the credit enhancement list on the cover page has been revised to include overcollateralization.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Reports to Noteholders, page ii

Comment #9:	Although you have stated generally that “unaudited monthly reports” will be provided, please provide a more detailed description of the reports to be filed with the Commission, pursuant to Item 1118(b) of Regulation AB.

Response:	The form of prospectus supplement has been revised in response to Comment 9.

Issuer Property, page S-4

Comment #10:	We note the third bullet in this section. Please tell us what “other property” may secure the receivables.

Response:	The form of prospectus supplement has been revised in response to Comment 10.

The Servicer, page S-16

Comment #11:	Please provide a more detailed discussion of the servicer’s prior experience servicing portfolios of the proposed size and composition of this offering and discuss the servicer’s overall procedures related to its servicing function. In addition, please expand your discussion of the terms of the servicing agreement and discuss any provisions you have made related to back-up servicing. Refer to Item 1108(b)(2), (c) and (d) of Regulation AB.

Response:	We have revised the prospectus supplement to provide a more detailed discussion of the servicer’s prior experience servicing portfolios of the proposed size and composition of the receivables pool related to each offering of securities. The servicer’s overall procedures related to its servicing function, which vary depending on the credit quality of the underlying obligor, are all conducted from the same servicing platform and are discussed in detail in the base prospectus under the heading “Origination and Servicing Procedures”. An expanded discussion of the material provisions of the servicing agreement is included under the heading “The Transaction Documents” in the base prospectus. We have revised the prospectus supplement to add a cross reference to this section. COAF currently has no back-up servicing arrangements in place.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

The Receivables Pool, page S-17

Comment #12:	Please include a table to disclose the specific types of new or used cars, light trucks and motorcycles that make up the financed vehicles group, showing the percentage of each type of vehicle, and whether new or used, in the asset pool. Refer to Item 1111(b)(7)(iv) of Regulation AB.

Response:	In response to comment number 12, Capital One respectfully submits that including a table in our prospectus supplement that discloses the types of new and used cars, light duty trucks and motorcycles that secure the receivables in the receivables pool would not provide additional information regarding the pool assets that would be material to investors in the offered securities.

Comment #13:	We note the statistical information you propose to provide about your pool of receivables. Please revise your charts and related disclosure to include expanded information regarding such things as the original balance of the loans, capitalized or uncapitalized accrued interest, and loan-to-value ratios. Refer to Item 1111(b) of Regulation AB.

Response:	In response to comment number 13, Capital One respectfully submits that we have disclosed in our prospectus supplement all statistical information relating to the receivables and the financed vehicles that is material to investors in the offered securities. Although we do not disclose the original principal balance of the receivables in the receivables pool, we do disclose the “Weighted Average Original Term” and “Range of Original Terms” of the receivables in the receivables pool. When compared with the “Weighted Average Remaining Term” and “Range of Remaining Terms” of the receivables in the receivables pool, this disclosure provides investors in the offered securities with more material information about the seasoning of the receivables pool prior to securitization than would be provided by a comparison of the original principal balance of the receivables pool to the current principal balance of the receivables pool. The other two items that were mentioned in comment 13, while material for some asset types, are not applicable or material for auto receivables securitizations. Because the cut-off date for an auto receivables securitization will be very close (sometimes as few as two days) to the closing date of the securitization, there is not expected to be any material amount of capitalized or uncapitalized accrued interest that will be transferred to the issuing trust on the closing date along with the principal balances of the receivables. Loan-to-value ratios, while very material, for example, to investors in a mortgage loan securitization, are not material to investors in auto receivables backed securities. In general, auto underwriting procedures

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

for auto receivables place greater emphasis on the obligor’s ability to pay than the value of the related financed vehicle. In addition, the original loan-to-value ratio of an auto receivable is a poor predictor of potential recoveries from the sale of the related financed vehicle if that receivable defaults because vehicles depreciate at materially different rates due to exogenous factors such as supply and dealer incentives, and recoveries from remarketing of repossessed vehicles vary greatly depending on the remarketing process and the condition of the vehicle when it is repossessed from the related obligor.

Comment #14:	Please confirm that your pool will not include non-performing assets. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Response:	In accordance with Item 1101(c)(2)(iii) of Regulation AB, Capital One confirms that its pool will not include non-performing assets.

Delinquencies, Repossessions and Net Losses, page S-21

Comment #15:	Please confirm that delinquent assets will comprise less than 50% of the asset pool. Refer to Item 1101(c)(2)(iv) of Regulation AB.

Response:	In accordance with Item 1101(c)(2)(iv) of Regulation AB, Capital One confirms that delinquent assets will comprise less than 50% of the asset pool.

Comment #16:	Please confirm that your historical delinquency and loss information will conform to all the requirements of Item 1100(b) of Regulation AB.

Response:	In response to Comment 16, Capital One confirms that its historical delinquency and loss information will conform to all the requirements of Item 1100(b) of Regulation AB.

Comment #17:	Please provide us with the discussion of trends in delinquencies, defaults, repossessions and net losses for our review when it becomes available.

Response:	In response to comment 17, at the time of a takedown when the delinquency and loss tables are updated Capital One will disclose any material trends in the delinquency and loss information for the periods for which such information is presented.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Static Pool, page S-23

Comment #18:	Please provide us with an example of the static pool information that will appear on your website.

Response:	An example of the static pool information that will appear on Capital One’s website is attached to this letter as Exhibit C.

Comment #19:	Please confirm your understanding that the most recent period for which static pool information is required must be no later than 135 days prior to the date of the first use of the prospectus. See Item 1105(a)(3)(ii).

Response:	In accordance with Item 1105(a)(3)(ii) of Regulation AB, Capital One confirms its understanding that the most recent period for which static pool information is required must be no later than 135 days prior to the first date of use of the prospectus.

Comment #20:	Please tell us whether you will provide a graphical presentation of the static pool information in order to aid investors with comparisons between originations.

Response:	In response to Comment 20, Capital One will not provide a graphical presentation of the static pool information.

Fees and Expenses, page S-38

Comment #21:	We note that your chart does not include any footnotes containing narrative disclosure related to if, and how, fees may be changed or the effect on fees of an event of default. Please revise the prospectus to include this information if applicable. Refer to Item 1113(c) of Regulation AB.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Response:	In response to Comment 21, the chart has been revised to include a footnote that fees or the effect of fees do not change upon an event of default.

The Swap Counterparty, S-44

Comment #22:	Please insert a placeholder, including proposed language, for disclosure of material provisions regarding substitution of any derivative instruments as required by Item 1115(a)(3) of Regulation AB.

Response:	The prospectus supplement has been revised in response to Comment 22.

Base Prospectus

The Issuers, page 9

Comment #23:	You state in the first full paragraph on page 9 that the pool may include “other hedge agreements” as specified in the prospectus supplement. Please specify in the base prospectus the particular types of hedge agreements that may be utilized in connection with this offering, or delete this reference.

Response:	The prospectus supplement has been revised in response to Comment 23.

Timelines for Activation of other Collection Remedies, page 16

Comment #24:	Please confirm that the remarketing contemplated as a part of the servicer’s program to test new servicing strategies does not provide the sponsor or depositor the opportunity to exercise any discretion or control over the remarketing process.

Response:	Capital One confirms that any changes in the servicer’s remarketing practices contemplated as part of the servicer’s program to test new servicing strategies will not provide the sponsor or the depositor the opportunity to exercise discretion or control over the remarketing process. Any discretion or control will be exercised by the servicer with the objective of developing remarketing strategies that will maximize proceeds from the sale of repossessed financed vehicles related to defaulted receivables.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Pre-Funding Arrangement, page 17

Comment #25:	In the final paragraph of this section you state that “initial and subsequent receivables may be originated using credit criteria different from the criteria applied to the receivables disclosed in the applicable prospectus supplement and may be of a different credit quality.” Please confirm that any difference in the credit criteria and quality of the receivables will be adequately described in the prospectus supplement pursuant to Item 1111(g)(7).

Response:	In accordance with Item 1111(g)(7) of Regulation AB, Capital One confirms that any material difference in credit criteria and credit quality of the initial and subsequent receivables will be adequately described in the prospectus supplement.

Ratings of the Securities, page 21

Comment #26:	Please describe any arrangements to have such ratings monitored while the asset backed securities are outstanding. Refer to Item 1120 of Regulation AB.

Response:	Under “Ratings of the Securities” in the base prospectus, we state that “Ratings on the offered securities will be monitored by the rating agencies that are rating the offered securities while the offered securities are outstanding.” Similarly, under “Summary of Terms – Ratings” in the prospectus supplement, we state that “Ratings on the notes will be monitored by the rating agencies listed above while the notes are outstanding.”

Revolving Period and Amortization Period, page 21

Comment #27:	We note the second sentence of this section. Please delete the phrase “unless otherwise permitted by the SEC or applicable law.” We believe that you should provide an unqualified statement with regard to the length of the revolving period.

Response:	In response to comment 27, the discussion under “—Revolving Period and Amortization Period” has been revised by deleting the phrase “unless otherwise permitted by the SEC or applicable law”.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Credit and Cash Flow Enhancement, page 35

Comment #28:	We note the forms of credit enhancement listed on page 35 of the base prospectus. Please delete your reference to unspecified “other credit or cash flow support as may be described in the applicable prospectus supplement.” All forms of credit enhancement contemplated by this offering must be disclosed in the base prospectus.

Response:	The base prospectus has been revised in response to Comment 28.

Comment #29:	In addition, we note that, among other forms of credit enhancement, you may also rely on “swaps or other interest rate protection agreements”, “repurchase obligations” or “other agreements or arrangements with respect to third party payments.” Please revise your disclosure to more clearly describe the manner in which these forms of credit enhancement will operate. For example, please confirm that the swaps will be limited to interest rate and currency.

Response:	The base prospectus has been revised in response to Comment 29.

Evidence as to Compliance, page 37

Comment #30:	You state that you will provide a statement from an independent public accountant certifying that “servicing was conducted in compliance with certain applicable provisions of the sale and servicing agreement in all material respects.” The independent public accountant must confirm that you will meet, at a minimum, the servicing requirements specified in Item 1122 of Regulation AB. Please revise your disclosure accordingly to clarify this point.

Response:	The base prospectus has been revised in response to Comment 30.

Where You Can Find More Information, page 70

Comment #31:	Please update to reflect the SEC’s new address: 100 F. Street, NE, Washington D.C., 20549.

Response:	In response to Comment 31, the new address of the SEC has been inserted under “—Where You Can Find More Information”.

***

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Should you have any questions about this letter, please do not hesitate to contact Amy Moorhus Baumgardner of Capital One at (703) 720-2290 or me at (312) 701-7091.

Respectfully submitted,

/s/ Jon D. Van Gorp
Jon D. Van Gorp

cc:	Amy Baumgardner, Esq. (Capital One Financial Corporation)

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

EXHIBIT A

LIST OF AFFILIATES AND CIK CODES

Name of Affiliate	CIK Code

Capital One Prime Auto Receivables Trust 2005-1	0001336891

Capital One Prime Auto Receivables Trust 2004-3	0001310275

Capital One Prime Auto Receivables Trust 2004-2	0001296950

Capital One Prime Auto Receivables Trust 2004-1	0001276916

Capital One Prime Auto Receivables Trust 2003-2	0001263069

Capital One Prime Auto Receivables Trust 2003-1	0001222928

Capital One Auto Finance Trust 2005-C	0001340552

Capital One Auto Finance Trust 2005-B-SS	0001327444

Capital One Auto Finance Trust 2005-A	0001322103

Capital One Auto Finance Trust 2004-B	0001304428

Capital One Auto Finance Trust 2004-A	0001289860

Capital One Auto Finance Trust 2003-B	0001269212

Capital One Auto Finance Trust 2003-A	0001233345

Capital One Auto Finance Trust 2002-C	0001208711

Capital One Auto Finance Trust 2002-B	0001184926

Capital One Auto Finance Trust 2002-A	0001171327

Onyx Acceptance Financial Corporation	0000927764

Onyx Acceptance Owner Trust 2005-B	0001332759

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

Onyx Acceptance Owner Trust 2005-A	0001317708

Onyx Acceptance Owner Trust 2004-C	0001303844

Onyx Acceptance Owner Trust 2004-B	0001291573

Onyx Acceptance Owner Trust 2004-A	0001281126

Onyx Acceptance Owner Trust 2003-C	0001256999

Onyx Acceptance Owner Trust 2003-B	0001249369

Onyx Acceptance Owner Trust 2003-A	0001220063

Onyx Acceptance Owner Trust 2002-D	0001212117

Onyx Acceptance Owner Trust 2002-C	0001184851

Onyx Acceptance Owner Trust 2002-B	0001174499

Onyx Acceptance Owner Trust 2002-A	0001168357

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

EXHIBIT B

COPY OF LETTER TO SEC

RE:  ONYX ACCEPTANCE OWNER TRUST 2005-A

Capital One Financial Corporation

1680 Capital One Drive

McLean, Virginia 22102

June 15, 2005

VIA ELECTRONIC MAIL (williamsje@sec.gov)

Ms. Jennifer Williams, Special Counsel

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Onyx Acceptance Financial Corporation

Dear Ms. Williams:

Thank you for taking the time to speak with us this past Monday afternoon. This letter sets forth the information that we shared with you concerning our request of the Securities and Exchange Commission to waive the Form S-3 eligibility requirement for Onyx Acceptance Financial Corporation with respect to it having timely filed all of its required Exchange Act reports for the past 12 months.

In January 2005, Capital One Auto Finance, Inc. acquired Onyx Acceptance Corporation, the parent company of Onyx Acceptance Financial Corporation. As a result of the acquisition, Onyx Acceptance Financial Corporation became a wholly-owned subsidiary of Capital One Auto Finance, Inc. The Onyx 2005-A auto receivables transaction, which closed in February 2005, was the first post-acquisition securitization transaction for the company.

The first two monthly servicer reports for the Onyx 2005-A transaction required to be filed on Form 8-K no later than 15 days after March 15, 2005 and April 15, 2005, respectively, were filed on May 12, 2005 immediately after an internal review process detected the filing deficiency. These monthly servicer reports, however, were provided on a timely basis to investors through the indenture trustee of the Onyx 2005-A securitization trust in compliance with the transaction documents and were made available to the public via the Onyx website. The failure to timely file these reports on Form 8-K with the Securities and Exchange Commission resulted from a breakdown in communication between the Onyx and Capital One auto receivables servicing teams as to which team was responsible for filing monthly servicer reports for post-acquisition Onyx securitization transactions.

To avoid future late filings of Exchange Act reports for Onyx securitization transactions, the responsibility for filing these reports was transitioned from Onyx’s servicing team to Capital One’s corporate headquarters. We recognize the importance of the timely filing of Exchange

Ms. Jennifer Williams

June 15, 2005

Act reports and have implemented procedures so that subsequent filings are made on a timely basis for all Onyx securitization transactions.

Based on Onyx’s current funding plan, we may need to file a new registration statement as early as July 2005. In anticipation of filing this registration statement on Form S-3, we respectfully request that the Securities and Exchange Commission consider our request for a waiver of the Form S-3 eligibility requirement for Onyx Acceptance Financial Corporation with respect to its timely filing of all required Exchange Act reports for the past 12 months.

If you have any questions or need additional information concerning our waiver request, please feel free to call me at (703) 720-2282 or Jon Van Gorp of Mayer, Brown, Rowe & Maw LLP at (312) 701-7091.

Thank you again for your consideration. We look forward to hearing from you with the results of this request.

Sincerely,

/s/ BILL SAKKAB
Bill Sakkab
Assistant General Counsel

cc:	Al Ciafre, Capital One Financial Corporation
Bob Stradtman, Capital One Financial Corporation
Polly Nyquist, Capital One Financial Corporation
Amy Moorhus Baumgardner, Capital One Financial Corporation
Michael Krahelski, Onyx Acceptance Corporation
Jon Van Gorp, Mayer, Brown, Rowe & Maw LLP

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

November 10, 2005

EXHIBIT C

EXAMPLE OF STATIC POOL WEBSITE

Static Pool Data Landing Page

Welcome to Capital One Static Pool Data

•	US Credit Card

•	Capital One Master Trust/Capital One Multi-asset Execution Trust (COMT/COMET)

•	Capital One Auto Finance

•	Capital One Auto Finance Trust (COAFT)

•	Capital One Prime Auto Receivables (COPAR)

Web Site Content and Purpose: This web site operates as a repository for selected historical pool performance information - referred to as static pool information - relating to each Capital One securitization platform identified above. Such static pool information is posted to this web site in response to certain disclosure regulations adopted by the U.S. Securities and Exchange Commission (SEC), and is archived on this web site in the form and for the time periods required by those regulations. Under those regulations, we may incorporate required static pool information into prospectuses prepared from time to time in connection with specific offerings of asset-backed securities by referring in such prospectuses to an Internet web site where the required static pool information is posted and archived.

No Offer or Solicitation: No information contained on this web site constitutes an offer to sell or the solicitation of an offer to buy any securities, except by means of a related prospectus into which any such information is expressly incorporated by reference as contemplated above.

Investment Considerations: As described above, information contained on this web site is posted and archived solely in response to certain SEC disclosure regulations that apply to prospectuses prepared from time to time in connection with specific offerings of Capital One asset-backed securities. The information contained on this web site is not sufficient or complete to make a decision regarding investment in any Capital One asset-backed securities. You should read the entire prospectus related to an offering of Capital One asset-backed securities before you purchase any such securities.

The prospectus relating to each offering of Capital One asset-backed securities is accurate as of the date stated on its cover but may not be accurate as of any subsequent date. Likewise, the information contained on this web site, which is posted and archived solely for the purpose of incorporation by reference into such prospectuses, speaks only as of the date of the related prospectus. Capital One has undertaken no obligation, and has assumed no responsibility, to update the information contained in any such prospectus, including any information contained on this web site that has been incorporated by reference into any such prospectus, for facts or events arising after completion of the related prospectus delivery period for such prospectus. Capital One assumes no responsibility for damages incurred in connection with the use of the information contained herein for other than its intended purposes.

The information contained in any such prospectus, including the information contained on this web site that has been incorporated by reference into any such prospectus, may not be sufficient or complete to make a decision regarding investment in the subject Capital One asset-backed securities as of any date other than the date of such prospectus. Prospective investors should consult their own financial and legal advisors about risks associated with investment in a particular issue of securities and the suitability of investing in such securities in light of their particular circumstances.

COAFT Buffer Page 1 - Leaving Landing Page and entering COAFT page (cul-de-sac)

You are now entering the Capital One Auto Finance Trust (COAFT)

Static Pool Data Web Site

The link you have selected relates specifically and exclusively to the Capital One Auto Finance Trust. Please click on the link below to leave Capital One’s static pool landing page and proceed to the selected site.

http://www.capitalone.com/staticpool/coaft/index.html

If you have selected this link in error, please click on the link below to return to Capital One’s static pool landing page.

http://www.capitalone.com/staticpool/index.php

Initial Page for COAFT Static Pool Data

Welcome to Capital One’s Static Pool Data for the

Capital One Auto Finance Trust (COAFT)

Return to Capital One Static Pool Data Main Page

Q3 2005

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

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Get help downloading or viewing the above file types

Archive Page for COAFT Static Pool Data

Welcome to Capital One’s Archived Static Pool Data for the

Capital One Auto Finance Trust (COAFT)

Return to Current COAFT Data.

Select the year for which you would like to view the static pool data reports.

2010

Q2

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

Q1

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

2009

2008

2007

2006

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Prior Securitized Pools - COAF

31-60 Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-A	2005-B-SS

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Footnotes:

1	The 31-60 Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 31-60 days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COAF

61-90 Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-A	2005-B-SS

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43

44

45

46

47

48

49

50

51

52

53

54

55

56

57

58

59

60

Footnotes:

1	The 61-90 Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 61-90 days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COAF

91+ Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-A	2005-B-SS

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

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27

28

29

30

31

32

33

34

35

36

37

38

39

40

41

42

43

44

45

46

47

48

49

50

51

52

53

54

55

56

57

58

59

60

Footnotes:

1	The 91+ Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 91 or more days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COAF

Net Cumulative Loss Rate

As of [Date]

Months from Issuance\Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-B	2005-B-SS

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

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31

32

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35

36

37

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40

41

42

43

44

45

46

47

48

49

50

51

52

53

54

55

56

57

58

59

60

Footnotes:

1	The net cumulative loss rate is calculated as net cumulative losses as a percentage of the original pool balance, including subsequent additions of pre-funded receivables.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

3	Receivables are charged off if (a) all or any part of a scheduled payment is 120 or more days past due and COAF has not repossessed the related financed receivable, (b) COAF has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its reposession inventory for 90 days, whichever occurs first, or (c) COAF has, in accordance with its customary servicing practices, determined that such receivable has been or should be written off as uncollectible.

Prior Securitized Pools - COAF

Pool Factor

As of [Date]

Months from Issuance\Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-A	2005-B-SS

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

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31

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37

38

39

40

41

42

43

44

45

46

47

48

49

50

51

52

53

54

55

56

57

58

59

60

Footnotes:

1	The pool factor is calculated as end of month principal balance as a percentage of the original pool balance, including subsequent additions of pre-funded receivables.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COAF

Summary information of original securitized pool (including subsequent additions of pre-funded receivables)

Pool	2001-A	2001-B	2002-A	2002-B	2002-C	2003-A	2003-B	2004-A	2004-B	2005-A	2005-B-SS

Closing Date

Subsequent Addition Date
Number of pool assets
Original Pool Balance
Weighted Average Original Pool Balance
Weighted Average Contract Rate
Weighted Average Original Term
Weighted Average Remaining Term
Weighted Average FICO Score
Minimum FICO Score
Maximum FICO Score
90% FICO Score Range
Product Type (% of Aggregate Principal Balance)
New %
Used %
Contract Rate: (% of Aggregate Principal Balance)
3% - 3.99%
4% - 4.99%
5% - 5.99%
6% - 6.99%
7% - 7.99%
8% - 8.99%
9% - 9.99%
10% - 10.99%
11% - 11.99%
12% - 12.99%
13% - 13.99%
14% - 14.99%
15% - 15.99%
16% - 16.99%
17% - 17.99%
18% - 18.99%
19% - 19.99%
20% - 20.99%
21% - 21.99%
22% - 22.99%
23% - 23.99%
24% - 24.99%
25% and greater
Contract Rate (% of Aggregate Units)
3% - 3.99%
4% - 4.99%
5% - 5.99%
6% - 6.99%
7% - 7.99%
8% - 8.99%
9% - 9.99%
10% - 10.99%
11% - 11.99%
12% - 12.99%
13% - 13.99%
14% - 14.99%
15% - 15.99%
16% - 16.99%
17% - 17.99%
18% - 18.99%
19% - 19.99%
20% - 20.99%
21% - 21.99%
22% - 22.99%
23% - 23.99%
24% - 24.99%
25% and greater
Geographic Distribution (% of Aggregate Principal Balance)
Top 1 State
Top 1 State %
Top 2 State
Top 2 State %
Top 3 State
Top 3 State %
Top 4 State
Top 4 State %
Top 5 State
Top 5 State %
Geographic Distribution (% of Aggregate Units)
Top 1 State
Top 1 State %
Top 2 State
Top 2 State %
Top 3 State
Top 3 State %
Top 4 State
Top 4 State %
Top 5 State
Top 5 State %

Footnotes:

1	FICO Score of a receivable is calculated as the average of all available FICO scores at the time of credit application.

Buffer Page 2 - Leaving COAFT page (cul-de-sac) and returning to Landing Page

You are now leaving the Capital One Auto Finance Trust (COAFT)

Static Pool Data Web Site

The link you have selected relates to a directory of Capital One’s various securitization platforms and serves as an introductory page for static pool information relating to each such platform. Please click on the link below to leave the Capital One Auto Finance Trust data page and proceed to the selected site.

http://www.capitalone.com/staticpool/index.html

If you have selected this link in error, please click on the link below to return to information relating specifically and exclusively to the Capital One Auto Finance Trust data page.

http://www.capitalone.com/staticpool/coaft/index.html

COPAR Buffer Page 1 - Leaving Landing Page and entering COPAR page (cul-de-sac)

You are now entering the Capital One Prime Auto Receivables (COPAR)

Static Pool Data Web Site

The link you have selected relates specifically and exclusively to the Capital One Prime Auto Receivables trust. Please click on the link below to leave Capital One’s static pool landing page and proceed to the selected site.

http://www.capitalone.com/staticpool/copar/index.html

If you have selected this link in error, please click on the link below to return to Capital One’s static pool landing page.

http://www.capitalone.com/staticpool/index.html

Initial Page for COPAR Static Pool Data

Welcome to Capital One’s Static Pool Data for the

Capital One Prime Auto Receivables (COPAR)

Return to Capital One Static Pool Data Main Page

Q3 2005

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

Get help downloading or viewing the above file types

Get help downloading or viewing the above file types

Archive Page for COPAR Static Pool Data

Welcome to Capital One’s Archived Static Pool Data for the

Capital One Prime Auto Receivables (COPAR)

Return to Current COPAR Data.

Select the year for which you would like to view the static pool data reports.

2010

Q2

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

Q1

31-60 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

61-90 Day Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

91+ Delinquency Rate	Excel (.xls)	Acrobat (.pdf)

Net Cumulative Loss Rate	Excel (.xls)	Acrobat (.pdf)

Pool Factor	Excel (.xls)	Acrobat (.pdf)

Summary Information	Excel (.xls)	Acrobat (.pdf)

2009

2008

2007

2006

Get help downloading or viewing the above file types

Prior Securitized Pools - COPAR

31-60 Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2003-1	2003-2	2004-1	2004-2	2004-3

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

Footnotes:

1	The 31-60 Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 31-60 days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COPAR

61-90 Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2003-1	2003-2	2004-1	2004-2	2004-3

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

Footnotes:

1	The 61-90 Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 61-90 days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COPAR

91+ Days Delinquencies Rate

As of [Date]

Months from Issuance\Pool	2003-1	2003-2	2004-1	2004-2	2004-3

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

Footnotes:

1	The 91+ Days Delinquency Rate for each month is the ratio of (i) the aggregate principal balance of receivables as to which any portion of a scheduled monthly payment remained unpaid for 91 or more days as of the last day of that month to (ii) the aggregate principal balance of all receivables as of the first day of that month.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COPAR

Net Cumulative Loss Rate

As of [Date]

Months from Issuance\Pool	2003-1	2003-2	2004-1	2004-2	2004-3

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

Footnotes:

1	The net cumulative loss rate is calculated as net cumulative losses as a percentage of the original pool balance, including subsequent additions of pre-funded receivables.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

3	Receivables are charged off if (a) all or any part of a scheduled payment is 120 or more days past due and COAF has not repossessed the related financed receivable, (b) COAF has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its reposession inventory for 90 days, whichever occurs first, or (c) COAF has, in accordance with its customary servicing practices, determined that such receivable has been or should be written off as uncollectible.

Prior Securitized Pools - COPAR

Pool Factor

As of [Date]

Months from Issuance\Pool	2003-1	2003-2	2004-1	2004-2	2004-3

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

Footnotes:

1	The pool factor is calculated as end of month principal balance as a percentage of the original pool balance, including subsequent additions of pre-funded receivables.

2	The securitized pool data for a particular securitization transaction includes subsequent additions of pre-funded receivables, if applicable.

Prior Securitized Pools - COPAR

Summary information of original securitized pool (including subsequent additions of pre-funded receivables)

Pool	2003-1	2003-2	2004-1	2004-2	2004-3
Closing Date
Subsequent Addition Date
Number of pool assets
Original Pool Balance
Weighted Average Original Pool Balance
Weighted Average Contract Rate
Weighted Average Original Term
Weighted Average Remaining Term
Weighted Average FICO Score
Minimum FICO Score
Maximum FICO Score
90% FICO Score Range
Product Type (% of Aggregate Principal Balance)
New %
Used %
Contract Rate: (% of Aggregate Principal Balance)
2% - 2.99%
3% - 3.99%
4% - 4.99%
5% - 5.99%
6% - 6.99%
7% - 7.99%
8% - 8.99%
9% - 9.99%
10% - 10.99%
11% - 11.99%
12% - 12.99%
Contract Rate: (% of Aggregate Units)
2% - 2.99%
3% - 3.99%
4% - 4.99%
5% - 5.99%
6% - 6.99%
7% - 7.99%
8% - 8.99%
9% - 9.99%
10% - 10.99%
11% - 11.99%
12% - 12.99%
Geographic Distribution (% of Aggregate Prin Bal)
Top 1 State
Top 1 State %
Top 2 State
Top 2 State %
Top 3 State
Top 3 State %
Top 4 State
Top 4 State %
Top 5 State
Top 5 State %
Geographic Distribution (% of Aggregate Units)
Top 1 State
Top 1 State %
Top 2 State
Top 2 State %
Top 3 State
Top 3 State %
Top 4 State
Top 4 State %
Top 5 State
Top 5 State %

Footnotes:

1	FICO Score of a receivable is calculated as the average of all available FICO scores at the time of credit application.

Buffer Page 2 - Leaving COPAR page (cul-de-sac) and returning to Landing Page

You are now leaving the Capital One Prime Auto Receivables (COPAR)

Static Pool Data Web Site

The link you have selected relates to a directory of Capital One’s various securitization platforms and serves as an introductory page for static pool information relating to each such platform. Please click on the link below to leave the Capital One Prime Auto Receivables data page and proceed to the selected site.

http://www.capitalone.com/staticpool/index.html

If you have selected this link in error, please click on the link below to return to information relating specifically and exclusively to the Capital One Prime Auto Receivables data page.

http://www.capitalone.com/staticpool/copar/index.html